UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                   under the Securities Exchange Act of 1934


                         For the date of 1 April, 2003


                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                MERGER OF ALLFIRST FINANCIAL INC. WITH M&T BANK


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces the completion of the merger of Allfirst Financial Inc. with M&T Bank Corporation ("M&T").

Details of the profit and loss account and balance sheet impact of the transaction will be communicated at the time of the 2003 interim results.

Mr. Robert Wilmers, Chairman, President and Chief Executive Officer of M&T Bank Corporation has been co-opted to the board of AIB as a Non-Executive Director, effective today and as indicated in the original merger announcement in September 2002.

AIB also announced that it intends to sell its New York Retail Branch to M&T. The Retail Branch includes consumer and small business deposits and loans. AIB will continue to provide lending, treasury and advisory services to the Not-for-Profit and Corporate sectors from its own offices throughout the U.S., including New York, Philadelphia, Atlanta, Chicago, Los Angeles and San Francisco.

Commenting on completion of the merger, AIB Group CEO, Michael Buckley said: "We are pleased to have completed the merger in line with the timeframe envisaged in the original announcement. Excellent progress has already been made in the transition of Allfirst into M&T. This long term partnership offers significant benefits to all our stakeholders and we look forward with confidence to a full and successful integration".


                                     -ENDS-


For further information please contact:
Alan Kelly                                        Catherine Burke
Head of Capital & Group Investor Relations        Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Ballsbridge                                       Ballsbridge
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  1 April 2003                              By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.